EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operations in the First Quarter of 2015

SHANGHAI, China, April 15, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operations in the first quarter ended March 31, 2015.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q1 2015	in Q1 2015	in Q1 2015	March 31, 2015	in Q1 2015	March 31, 2015
Leased hotels	8	(2)	6	617	1,845	74,180
Manachised hotels	177	(20)	157	1,533	14,093	150,782
Franchised hotels	19	--	19	27	1,649	2,580
Total	204	(22)	182	2,177	17,587	227,542
(1) In the first quarter, two leased hotels were closed due to lease expiration. 20 manachised hotels were closed, among which, 12 were transformed to franchised model and eight contracts expired.

Number of hotels in pipeline as of March 31, 2015
Leased hotels	22
Manachised and franchised hotels	664
Total	686

Operating Metrics

	For the quarter ended
	March 31,	December 31,	March 31,
	2014	2014	2015
Occupancy rate (as a percentage)
Leased hotels	84%	87%	83%
Manachised hotels	86%	86%	81%
Franchised hotels	N/A	N/A	66%
Blended	86%	87%	82%
Average daily room rate (in RMB)
Leased hotels	179	190	182
Manachised hotels	165	169	161
Franchised hotels	N/A	N/A	174
Blended	171	176	168
RevPAR (in RMB)
Leased hotels	151	166	150
Manachised hotels	143	145	131
Franchised hotels	N/A	N/A	115
Blended	146	153	137

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,		yoy
	2014	2015	change
Total	1,280	1,280
Leased hotels	527	527
Manachised and franchised hotels	753	753
Occupancy rate (as a percentage)	88%	85%	-3%
Average daily room rate (in RMB)	172	171	-1%
RevPAR (in RMB)	152	145	-5%

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2015	March 31, 2015
Economy hotels	154	1,973
HanTing Hotel	90	1,738
Leased hotels	1	503
Manachised hotels	89	1,235
Hi Inn	31	189
Leased hotels	--	41
Manachised hotels	25	142
Franchised hotels	6	6
Elan Hotel	33	46
Manachised hotels	29	42
Franchised hotels	4	4
Midscale and upscale hotels	28	204
JI Hotel	13	130
Leased hotels	4	66
Manachised hotels	9	64
Starway Hotel	14	69
Leased hotels	1	4
Manachised hotels	4	48
Franchised hotels	9	17
Joya Hotel	--	3
Leased hotels	--	2
Manachised hotels	--	1
Manxin Hotels & Resorts	1	2
Leased hotels	--	1
Manachised hotels	1	1
Total	182	2,177

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy	March 31,		yoy	March 31,		yoy
	2014	2015	2014	2015	change	2014	2015	change	2014	2015	change
Economy hotels	1,207	1,207	148	139	-6%	167	164	-2%	89%	85%	-4%
Leased hotels	488	488	149	141	-5%	170	167	-2%	87%	84%	-3%
Manachised and franchised hotels	719	719	147	137	-6%	164	161	-2%	89%	85%	-4%
Midscale hotels	73	73	214	225	5%	267	277	4%	80%	81%	1%
Leased hotels	39	39	233	245	5%	282	295	5%	83%	83%	0%
Manachised hotels	34	34	187	194	4%	243	249	2%	77%	78%	1%
Total	1,280	1,280	152	145	-5%	172	171	-1%	88%	85%	-3%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com